Exhibit 99.1

Pacific Drilling Provides Notices of Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders

LUXEMBOURG (May 7, 2019) — Pacific Drilling S.A. (NYSE: PACD) (the “Company”) announced today that it has provided Notice of its Annual General Meeting of Shareholders (the “AGM”) to be held on June 4, 2019.

The Notice of Annual General Meeting of Shareholders and Proxy Statement (the “AGM Notice”) is being distributed to the Company’s common shareholders of record as of April 12, 2019 in advance of the AGM, which will be held on June 4, 2019, at 10:00 a.m. (Central European Time) at the Company’s registered office, located at 8-10 Avenue de la Gare, L-1610 Luxembourg.

The Company also provided today Notice of an Extraordinary General Meeting of Shareholders (the “EGM”) to be held on June 4, 2019.

The Notice of Extraordinary General Meeting of Shareholders and Proxy Statement (the “EGM Notice”) is being distributed to the shareholders of record as of April 12, 2019 in advance of the EGM, which will be held on June 4, 2019, at 9:00 a.m. (Central European Time) at the Company’s registered office, located at 8-10 Avenue de la Gare, L-1610 Luxembourg.

Both the AGM Notice and EGM Notice are available on the Company website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section.

About Pacific Drilling

With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, deepwater drilling contractor. Pacific

Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. Pacific Drilling has its principal offices in Luxembourg and Houston. For more information about Pacific Drilling, including its current Fleet Status, please visit www.pacificdrilling.com.

For more information, contact:

Investor:	Johannes (John) P. Boots
Pacific Drilling S.A.
+713-334-6662
Investor@pacificdrilling.com

Media:	Amy L. Roddy
Pacific Drilling S.A.
+713-334-6662
Media@pacificdrilling.com